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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of July, 2004.

                          NOVEL DENIM HOLDINGS LIMITED
                 (Translation of registrant's name into English)


                         1/F, Novel Industrial Building

                            850-870 Lai Chi Kok Road

                             Cheung Sha Wan, Kowloon

                                    Hong Kong

                    (address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F     [x]                       Form 40-F     [ ]


      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                     Securities Exchange Act of 1934.)

               Yes     [ ]                             No     [x]


    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)
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                                    CONTENTS

 Exhibit I....    "Novel Denim Holdings Limited Announces Completion of
                  Previously Announced Sale of Textile and Certain Garment
                  Operations In Mauritius"

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

                                       Novel Denim Holdings Limited
                                      ------------------------------
                                              (Registrant)


Date: July 19, 2004                By:        /s/ K.C. Chao
                                      ------------------------------
                                                K.C. Chao
                                       Chief Executive Officer and
                                                President